EXHIBIT 99.12

CONSENT OF EXPERT

March 30, 2016

Eldorado Gold Corporation

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re:   Eldorado Gold Corporation

I, Norman Pitcher, do hereby consent to the filing of the written disclosure regarding the technical report entitled the “Technical Report for Jinfeng Gold Mine, China” dated January 13, 2012 and effective March 15, 2011, and of extracts from or a summary of this technical report and other information pertaining to this project, and the use of my name in the AIF and Annual Report on Form 40-F of the Company for the year ended December 31, 2015 and any amendments thereto, and any Registration Statement on Form S-8 incorporating by reference the Company’s AIF and Annual Report on Form 40-F.

By:	/s/ Norman Pitcher, P. Geo.
Norman Pitcher, P. Geo.